July 29, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Report as to Acquisition of Its Own Shares by the Company in March 2004 (For the period from March 1, 2004 to March 31, 2004).
2. Report as to Acquisition of Its Own Shares by the Company in April 2004 (For the period from April 1, 2004 to April 30, 2004).
3. Report as to Acquisition of Its Own Shares by the Company in May 2004 (For the period from May 1, 2004 to May 31, 2004).
4. Report as to Acquisition of Its Own Shares by the Company in June 2004 (For the period from June 1, 2004 to June 30, 2004).

If you have any further questions or requests for additional information please do not hesitate to contact Shinichi UZAWA at 011-813-5216-0654 (telephone), 011-813-5216-8639 (facsimile) or s-uzawa@matsui.co.jp (E-mail).

dlw 8/3

Very truly yours,
Matsui Securities Co., Ltd.

By H Imada
Name: Hirohito IMADA
Title: Chief Financial Officer

<u>(Summary translation)</u>

Report as to Acquisition of Its Own Shares By the Company In March 2004

(From March 1, 2004 through March 31, 2004)

Matsui Securities Co., Ltd.
1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

Filed with the Director of the Kanto Local Finance Bureau

On April 6, 2004

Target Shares: Common Stock

1 Status of Acquisition

(1) Status of purchase resolved by the general shareholders' meeting

As of March 31, 2004

	Number of shares		Total amount (Yen)
Resolution of the general shareholders' meeting (Resolved on June 22, 2003)	2,000,000		1,500,000,000
Acquisition during the report month (Date of acquisition)	–	–	–
Total	–	–	
Accumulated number of treasury stock acquired as of the end of report month	–		–
Percentage of accumulated number of treasury stock acquired to the total number of shares resolved	–		–

Note 1: The "treasury stock" in this table excludes odd-lot shares purchased by the Company to reply the request from shareholders of these odd-lot shares.

Note 2: The number of shares resolved by the general shareholders' meeting according to the Article 210, Item 1 of the Commercial Code is 2.3% of the total number of shares outstanding as of the date of resolution.

(2) Status of purchase from the Company's subsidiary

No relevant item.

(3) Status of purchase of the treasury stock for retirement by the revaluation surplus for land

No relevant item.

2 Status of Disposition

No relevant item.

3 Status of Holding

As of March 31, 2004

	Number of shares
Total shares outstanding	88,967,059
Treasury stock held by the Company	–
Treasury stock held by the Company for the retirement by the revaluation surplus for land	–

Note: The "treasury stock" in this table excludes odd-lot shares purchased by the Company to reply the request from shareholders of these odd-lot shares.

File No. 82-5215

(Summary translation)

Report as to Acquisition of Its Own Shares By the Company In April 2004

(From April 1, 2004 through April 30, 2004)

Matsui Securities Co., Ltd.

1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

Filed with the Director of the Kanto Local Finance Bureau

On May 17, 2004

Target Shares: Common Stock

1 Status of Acquisition

(1) Status of purchase resolved by the general shareholders' meeting

As of April 30, 2004

	Number of shares		Total amount (Yen)
Resolution of the general shareholders' meeting (Resolved on June 22, 2003)	2,000,000		1,500,000,000
Acquisition during the report month (Date of acquisition)	–	–	–
Total	–	–	
Accumulated number of treasury stock acquired as of the end of report month	–		–
Percentage of accumulated number of treasury stock acquired to the total number of shares resolved	–		–

Note 1: The "treasury stock" in this table excludes odd-lot shares purchased by the Company to reply the request from shareholders of these odd-lot shares.

Note 2: The number of shares resolved by the general shareholders' meeting according to the Article 210, Item 1 of the Commercial Code is 2.3% of the total number of shares outstanding as of the date of resolution.

(2) Status of purchase from the Company's subsidiary

No relevant item.

(3) Status of purchase of the treasury stock for retirement by the revaluation surplus for land

No relevant item.

2 Status of Disposition

No relevant item.

3 Status of Holding

As of April 30, 2004

	Number of shares
Total shares outstanding	88,968,051
Treasury stock held by the Company	–
Treasury stock held by the Company for the retirement by the revaluation surplus for land	–

Note: The "treasury stock" in this table excludes odd-lot shares purchased by the Company to reply the request from shareholders of these odd-lot shares.

File No. 82-5215

(Summary translation)

Report as to Acquisition of Its Own Shares By the Company In May 2004

(From May 1, 2004 through May 31, 2004)

Matsui Securities Co., Ltd.

1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

Filed with the Director of the Kanto Local Finance Bureau

On June 7, 2004

Target Shares: Common Stock

1 Status of Acquisition

(1) Status of purchase resolved by the general shareholders' meeting

As of May 31, 2004

	Number of shares		Total amount (Yen)
Resolution of the general shareholders' meeting (Resolved on June 22, 2003)	2,000,000		1,500,000,000
Acquisition during the report month (Date of acquisition)	—	—	—
Total	—	—	
Accumulated number of treasury stock acquired as of the end of report month	—		—
Percentage of accumulated number of treasury stock acquired to the total number of shares resolved	—		—

Note 1: The "treasury stock" in this table excludes odd-lot shares purchased by the Company to reply the request from shareholders of these odd-lot shares.

Note 2: The number of shares resolved by the general shareholders' meeting according to the Article 210, Item 1 of the Commercial Code is 2.3% of the total number of shares outstanding as of the date of resolution.

(2) Status of purchase from the Company's subsidiary

No relevant item.

(3) Status of purchase of the treasury stock for retirement by the revaluation surplus for land

No relevant item.

2 Status of Disposition

No relevant item.

3 Status of Holding

As of May 31, 2004

	Number of shares
Total shares outstanding	88,972,019
Treasury stock held by the Company	—
Treasury stock held by the Company for the retirement by the revaluation surplus for land	—

Note: The "treasury stock" in this table excludes odd-lot shares purchased by the Company to reply the request from shareholders of these odd-lot shares.

File No. 82-5215

(Summary translation)

Report as to Acquisition of Its Own Shares By the Company In June 2004

(From June 1, 2004 through June 30, 2004)

Matsui Securities Co., Ltd.

Hanzomon First Bldg 6F,1-4,Koujimachi,Chioda-ku,Tokyo,Japan

Filed with the Director of the Kanto Local Finance Bureau

On July 8, 2004

Target Shares: Common Stock

1 Status of Acquisition

(1) Status of purchase resolved by the general shareholders' meeting

As of June 30, 2004

	Number of shares		Total amount (Yen)
Resolution of the general shareholders' meeting (Resolved on June 22, 2003)	2,000,000		1,500,000,000
Acquisition during the report month (Date of acquisition)	–	–	–
Total	–	–	
Accumulated number of treasury stock acquired as of the end of report month		–	–
Percentage of accumulated number of treasury stock acquired to the total number of shares resolved		–	–

Note 1: The "treasury stock" in this table excludes odd-lot shares purchased by the Company to reply the request from shareholders of these odd-lot shares.

Note 2: The number of shares resolved by the general shareholders' meeting according to the Article 210, Item 1 of the Commercial Code is 2.3% of the total number of shares outstanding as of the date of resolution.

(2) Status of purchase from the Company's subsidiary

No relevant item.

(3) Status of purchase of the treasury stock for retirement by the revaluation surplus for land

No relevant item.

2 Status of Disposition

No relevant item.

3 Status of Holding

As of June 30, 2004

	Number of shares
Total shares outstanding	88,972,019
Treasury stock held by the Company	–
Treasury stock held by the Company for the retirement by the revaluation surplus for land	–

Note: The "treasury stock" in this table excludes odd-lot shares purchased by the Company to reply the request from shareholders of these odd-lot shares.